EXHIBIT 99.1

Lombard Medical Announces Scientific Presentations on Altura® and Aorfix™ Endovascular Stent Grafts at the 38th Annual Charing Cross International Symposium

Company exhibit to include a ‘hands-on’ learning center for new Altura Endovascular Stent Graft and Aorfix with the IntelliFlex LP Delivery System

IRVINE, Calif., April 21, 2016 (GLOBE NEWSWIRE) -- Lombard Medical, Inc. (NASDAQ:EVAR), a medical device company focused on Endovascular Aneurysm Repair (EVAR) of abdominal aortic aneurysms (AAAs), today announced that both of its endovascular stent grafts for AAA repair, Altura® and Aorfix™, will be featured in scientific presentations at the 38th annual Charing Cross (CX) International Symposium to be held at the Olympia Grand in London, April 26-29, 2016.

The new Altura Endograft System has CE Mark approval and is specifically designed to simplify treatment in patients with standard AAA anatomy.  Aorfix is the first and only endovascular stent graft with global approvals for the treatment of patients with aortic neck angulations up to 90 degrees.  The new, intuitive four-step IntelliFlex LP Delivery System enhances precision and control in treating the widest range of patient anatomies. The Company expects CE Mark for IntelliFlex during the second quarter of this year.

“CX is a great platform to showcase Lombard’s innovative portfolio approach to EVAR,” said Lombard CEO Simon Hubbert,  “The new IntelliFlex LP Delivery System will provide improved ease of use with improved deployment accuracy and placement while its lower delivery catheter profile will allow treatment of an even greater number of patients with challenging anatomy.  Altura is a highly differentiated repositionable stent system which requires no contralateral limb cannulation delivered in a 14F ultra-low profile delivery catheter.  A broad range of patients can be treated with only six product codes, which simplifies case planning and inventory management.”

Lombard is hosting a Novel Endograft Systems with Increased Accuracy and Optimal Control symposium in the Upper Main Auditorium on Thursday, April 28, 2016, from 10:00 to 10:30 a.m., chaired by Andrew Holden, Associate Professor and Director of Interventional Radiology, at the Auckland City Hospital in Auckland, New Zealand.

The Lombard portfolio of products will be featured in the following scientific presentations at CX 2016:

Abdominal Aortic Technical Challenges, Upper Main Auditorium
Wednesday, April 27, 2016

11:46 a.m.	New Delivery System Improves EVAR Experience
Speaker: Andrew Holden, MD

12:00 p.m.	Repositionable Ultra Low Profile EVAR System Eliminates Cannulation for Simple Deployment
Speaker: Andrej Schmidt, MD

Coffee Symposium - Novel Endograft Systems with Increased Accuracy and Optimal Control, Upper Main Auditorium
Thursday, April 28, 2016

10:00 a.m.	A New Generation Delivery System with Optimal Control for Simple to Complex AAA Anatomies
Speaker: Nino Mosquera, MD

10:15 a.m.	A New Paradigm in EVAR: Simplifying the Procedure with Increased Accuracy and Control
Speaker: Prof. Dainis Krievins

About Altura Endograft System
The Altura system represents a paradigm shift in endograft design that offers a simple and predictable treatment option for standard AAA anatomy.  Delivered via an ultra-low profile 14F catheter, it allows for repositioning during deployment and accurate graft placement at each renal artery, enabling physicians to utilize all of the available aortic neck.  It also eliminates the need for cannulation that results in a simple, safe and consistent deployment with predictable and shorter procedure times.  With just six product sizes, the Altura system allows the majority of patients who present for EVAR repair to be treated quickly with minimal hospital stay and recovery times.

The Altura system received CE Mark in 2015 and was launched in Europe in January 2016.  A broader international roll out is planned for later this year.  In the U.S., Lombard intends to file for an IDE (Investigational Device Exemption) from the FDA in 2016 with the intent to begin recruitment for a U.S. clinical study later in 2016.

About Aorfix™ Endovascular Stent Graft
Aorfix™ is an endovascular stent graft system for treating infra-renal aortic and aorto-iliac aneurysms, also known as abdominal aortic aneurysms (AAAs).  When placed within the aneurysm, Aorfix creates an internal bypass of the aneurysm to reduce the risk of rupture.  Aorfix is the first and only endovascular stent graft with global approvals for the treatment of patients with aortic neck angulations up to 90 degrees.  Aorfix features an exclusive helical and circular design that allows it to conform to the natural contours of human anatomy, including aortic necks with high angulations and iliac arteries with extreme bends.  Aorfix has been evaluated in three studies and used in more than 4,000 procedures worldwide.  Aorfix received FDA approval in 2013, and is commercially available in U.S., U.K., Germany, Spain, Italy, Austria, Switzerland, the Czech Republic, Russia, Greece, Canada, Mexico, Brazil, Japan, Hong Kong, Poland, New Zealand, Argentina, Sweden, Colombia, Ireland, Chile, Peru, and Uruguay.

About Lombard Medical, Inc.
Lombard Medical, Inc. is an Irvine, CA-based medical device company focused on the $1.7bn market for minimally invasive treatment of abdominal aortic aneurysms (AAAs).  The Company has global regulatory approval for Aorfix™, an endovascular stent graft which has been specifically designed to treat patients with the broadest range of AAA anatomies, including aortic neck angulation up to 90 degrees.  The Company has also achieved CE Mark for the Altura® endograft system, an innovative ultra-low profile endovascular stent graft that offers a simple and predictable solution for the treatment of more standard AAA anatomies.  Altura was launched in Europe in January 2016, with an international rollout planned for later in 2016.  For more information, please visit www.lombardmedical.com.

Forward-Looking Statements
This announcement contains forward-looking statements that reflect the Company’s current expectations regarding future events.  These forward-looking statements generally can be identified by the use of words or phrases such as “believe,” “expect,” “future,” “anticipate,” “look forward to,” “intend,” “plan,” “foresee,” “may,” “should,” “will,” “estimates,” “outlook,” “potential,” “optimistic,” “confidence,” “continue,” “evolve,” “expand,” “growth” or words and phrases of similar meaning. Statements that describe objectives, plans or goals also are forward-looking statements.  Forward-looking statements are subject to risks, management assumptions and uncertainties.  Actual results could differ materially from those projected herein and depend on a number of factors, including the success of the Company’s research and development and commercialization strategies, the uncertainties related to the regulatory process and the acceptance of the Company’s products by hospitals and other medical professionals, the uncertainty of estimated revenues and profits, the uncertainty of current domestic and international economic conditions that could adversely affect the level of demand for the Company’s products and increased volatility in foreign exchange rates, the inability to raise additional funds, and the risks, uncertainties and other factors described under the heading “Risk Factors” in the Company’s Form 20-F filed with the Securities and Exchange Commission dated April 29, 2015.  Readers are urged to consider these factors carefully in evaluating the forward-looking statements. The forward-looking statements included herein are made only as of the date of this report and the Company undertakes no obligation to update these statements in the future.

For further information:
Lombard Medical, Inc.
Simon Hubbert, Chief Executive Officer
Tel: +1 949 379 3750 / +44 (0)1235 750 800
William J. Kullback, Chief Financial Officer
Tel: +1 949 748 6764